1. Notice of the Convening of the AGM

NOTICE OF THE CONVENING OF THE 40th ANNUAL GENERAL MEETING OF SHAREHOLDERS

On March 13, 2009, pursuant to Article 17 of the Articles of Incorporation, the BOD of Samsung Electronics approved the convening of the 40th annual general meeting of shareholders.

1. Date: March 13, 2009 (Friday) 09:00 a.m.

2. Place: Multifunctional Hall (5F), Samsung Electronics Bldg., 1320-10, Seocho-2-dong, Seocho- ku, Seoul

3. Report: ①Audit report ②Business report

4. Agenda

- Item No. 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings (Draft) for the 40th Fiscal Year (from January 1, 2008 to December 31, 2008)

  - Cash Dividends (Excluding interim dividends)
    Dividend per share: KRW 5,000 (Common), KRW 5,050 (Preferred)

- Item No. 2: Approval of Directors

  - Agenda 2-1: Appointment of Independent Directors (3 persons)
  - Agenda 2-2: Appointment of Executive Directors (4 persons)
  - Agenda 2-3: Appointment of Members of Audit Committee (2 persons)

- Item No. 3: Approval of the Compensation Ceiling for the Directors

  - Proposed remuneration ceiling for the 41st fiscal year: KRW 55 billion
  - Remuneration ceiling approved in the 40th fiscal year: KRW 35 billion


09045402

SAMSUNG ELECTRONICS CO., LTD.

2. Agenda of the Meeting

Summary of Agenda

• **Agenda 1**

Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings (Draft) for the 40th Fiscal Year
(from January 1, 2008 to December 31, 2008)

- Cash Dividends (Excluding interim dividends)
  Dividend per share: KRW 5,000 (Common), KRW 5,050 (Preferred)

• **Agenda 2**

Appointment of Directors

- Agenda 2-1: Appointment of Independent Directors (three persons)
  → Dr. Oh-Soo Park, Mr. Chae-Woong Lee, and Mr. Dong-Min Yoon
- Agenda 2-2: Appointment of Executive Directors (four persons)
  → Mr. Yoon-Woo Lee, Mr. Geesung Choi, Mr. Juhwa Yoon, and Mr. Sanghoon Lee
- Agenda 2-3: Appointment of Members of Audit Committee (two persons)
  → Dr. Oh-Soo Park and Mr. Chae-Woong Lee.

• **Agenda 3**

Approval of the Compensation Ceiling for the Directors

- Proposed remuneration ceiling for the 41st fiscal year: KRW 55 billion
- Remuneration ceiling approved in the 40th fiscal year: KRW 35 billion
- Number of Directors: 9 (Independent Directors: 5)

AGENDA 1: APPROVAL OF BALANCE SHEET, PROFIT AND LOSS STATEMENT AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS FOR THE 40TH FISCAL YEAR

The balance sheet, the statement of income and the statement of appropriation of retained earnings for the 40th fiscal year are to be approved in accordance with Article 449 of the Commercial Code. Financial results for the fiscal year 2008 are as follows – sales: 72,953 billion won, operating profit: 4,134 billion won, and net income: 5,526 billion won. Summary of financial statements is attached at the end of this document.

Details of scheduled dividend declaration are as follows: year-end dividend per share is KRW 5,000 for common shares and KRW 5,050 for preferred shares, which is a decrease by 33% from the previous year. Net profit in 2008 sharply declined (26%) due to the global economic slowdown. Also in 2009, our company's cash flow status may worsen due to the market uncertainties & deterioration of business environments. Under these circumstances, we inevitably reduced the cash dividend for the year 2008 in order to practice conservative cash management and preserve some free cash flow. However, please note that our dividend yield and payout ratio for the year 2008 remain relatively unchanged from the previous year.

As a result, total dividends for year 2008 will be 809 billion won (Dividend payout ratio: 15%). For your information, interim dividend was KRW 500 per share, both for preferred and common shares.

【Dividend Payout for the Past 5 Years】

(Unit: 100 million Won)	'04	'05	'06	'07	'08
Net profit	107,867	76,402	79,261	74,250	**55,259**
Dividend (Per common share)	15,639 (10,000 Won)	8,340 (5,500 Won)	8,205 (5,500 Won)	11,711 (8,000 Won)	**8,089** **(5,500 Won)**
Payout ratio	**15%**	**11%**	**10%**	**16%**	**15%**
Year-end share price(Won)	450,500	659,000	613,000	556,000	**451,000**
Dividend yield	**2.2%**	**0.8%**	**0.9%**	**1.4%**	**1.2%**

※ The cash dividend in '04 was a one-time raise due to record high earnings.

[Stock Price and EPS during the Past 5 Years] (Unit: Won)

	2004	2005	2006	2007	**2008**
Stock Price (Year-end)	450,500	659,000	613,000	556,000	**451,000**
EPS	67,899	49,970	52,880	49,532	**37,684**

AGENDA 2: APPOINTMENT OF DIRECTORS

In this AGM, we will appoint four Executive Directors who will replace five Executive Directors whose terms will be resumed. We decided to fill only four of the five positions since our policy is to enhance the BoD's independence by maintaining the portion of Independent Directors higher than Executive Directors.

The nomination committee recommends to re-elect three Independent Directors for another term: Dr. Oh-Soo Park, Mr. Chae-Woong Lee, and Mr. Dong-Min Yoon. Dr. Oh-Soo Park and Mr. Chae-Woong Lee are also recommended as members of the Audit Committee.

AGENDA 2-1: APPOINTMENT OF INPENDENT DIRECTORS

Pursuant to Article 191-16 of the Securities and Exchange Law and Article 24 of the Articles of Incorporation of the Company, the Independent Director Recommendation Committee recommends the following candidates to be re-nominated as Independent Non-Directors: Dr. Oh-Soo Park, Mr. Chae-Woong Lee, and Mr. Dong-Min Yoon

The following section contains the names and biographical information for each of the three nominees for Independent Directors. The Board recommends a vote "FOR" the election of each of the following candidates.



Dr. Oh-Soo Park
(Re-nominated)

Date of Birth: December 24, 1952

Dr. Park has been Independent Director of Samsung Electronics since March 2006.

Dr. Park has been Professor of Seoul National University since 1988. He was Dean of Business School, Seoul National University from 2003 to 2005, and also has been Independent Director of Korean Air since 2001.

Dr. Park got his BA degree in Business Administration and MBA from Seoul National University, and holds a PhD degree in Business Administration from Penn State University.



Mr.Chae-Woong Lee
(Re-nominated)

Date of Birth: May 2, 1942

Mr. Chae-Woong Lee has been Independent Director of Samsung Electronics since March 2006.

He has been Economics Professor at SungKyunKwan University from 1982, and also has been Independent Director of Pusan Bank since 2004. He also has been President of Korean Economic Association since 2005.

Mr. Lee got his BA degree in Economics from Seoul National University, and holds MA and PhD in Economics from Southern Methodist University.



Mr. Dong Min Yoon
(Re-nominated)

Date of Birth: April 4, 1945

Mr. Dong-Min Yoon has been Independent Director of Samsung Electronics since March 2006.

He was Public Prosecutor at Daejeon Supreme Public Prosecutors' Office from 1995 to 1997, and Chief of Planning Management Department at the Ministry of Justice from 1997 ~ 1998. He has been attorney at law, Kim & Chang Law Office since 1999. Mr. Yoon has been Independent Director of Doosan from 2004.

Mr. Yoon got his BA Degree in Law from Seoul National University.

AGENDA 2-2: APPOINTMENT OF EXECUTIVE DIRECTORS

Pursuant to Article 382 of the Commercial Code and Article 24 of the Articles of Incorporation of the Company, the BOD recommends the following candidates for Executive Directors' position: Mr. Yoon-Woo Lee, Mr. Geesung Choi, Mr. Juhwa Yoon, and Mr. Sanghoon Lee.

Vice Chairman Yoon-Woo Lee is a member of BOD and needs to be re-nominated.

Mr. Choi recently became President of Digital Media & Communication (DMC), namely our "Set business." While Mr. Choi served as President& CEO of Display Business from 1998 to 2006, he focused on strengthening our competitiveness in the TV business, establishing global SCM. He also served as the President and CEO of our Telecommunication Business (January 2007 ~ January 2009) and actively engaged the mid-to-low cell phone market and expanded our handset shipments and market share.

Mr. Juhwa Yoon is currently President of the Corporate Auditing Team. He has devoted most of his 30-year service in the company to business management, management innovation, overseas business management and the establishment of a new cost management system. Some of Mr. Yoon's contributions include establishment of global SCM system through standardization and integration, establishment of the global cost management and consolidated ERP System, and enhancing management efficiency of overseas headquarters through regular evaluation and consulting.

Mr. Sanghoon Lee has been Executive Vice President of Corporate Management Team since 2008. During the Asian financial crisis (1998 to 1999), he assisted the CFO and other executives to successfully carry out restructuring initiatives. He was in charge of the restructuring of underperforming businesses, and diagnosing & innovating unhealthy overseas offices. From 2007 to 2008, he served as Head of the Management Support Team at the Strategic Management Office and worked on very important decisions pertaining to company-wide business and finances.

The following is the biographical information of the nominees for Executive Directors. The Board recommends a vote "FOR" the election of the following nominees.



Mr. Yoon-Woo Lee
(Re-nominated)

Date of Birth: April 26, 1946

Mr. Lee has been Vice Chairman & CEO of Samsung Electronics since 2008. He served as Corporate CTO and Global Collaboration of Samsung Electronics from 2005 to 2008 and was President & CEO of Semiconductor Business of Samsung Electronics from 1994 to 2004. He joined Display Device Business of Samsung Electronics in 1968.

He also has served as Vice Chairman of Korea Federation of Science and Technology Societies and Chairman of Korea Institute of Patent Information since 2005. He also was Chairman of Korea Semiconductor Industry Association in 2000. Mr. Lee was awarded "Grand Prize of Korean Environment Management Award" in 1998 and "The Order of Industrial Service Merit Award, Silver Tower" in 1993.

Mr. Lee holds BS degree in Electrical Engineering from Seoul National University.



Mr. Geesung Choi
(New Nominee)

Date of Birth: February 2, 1951

Mr. Choi has been President of the Digital Media & Communications Business since January, 2009. He was President & CEO of Telecommunications Business of Samsung Electronics from 2007 to 2009 and President & CEO of the Digital Media Business from 2004 through 2006. He was also Head of the Digital Media Business' Visual Display Division from 2002 to 2003, and Senior Vice President of the Semiconductor Sales Division in 1998.

Mr. Choi got his BA in International Trade from the Seoul National University.



Mr. Juhwa Yoon
(New Nominee)

Date of Birth: February 26, 1953

Mr. Yoon has been President of the Corporate Auditing Team since January 2009. He was Head of Management Support Team of the Corporate Executive Staff and the Global ERP T/F from 2007 to January 2009. From 1998 through 2007, he was Head of the Corporate Executive Staff's Management Support Team.

Mr. Yoon got his BA degree in Statistics at the SungKyunKwan University in 1979.



Mr. Sanghoon Lee
(New Nominee)

Date of Birth: June 15, 1955

Mr. Lee has been Executive Vice President of Corporate Management Team since 2008. From 2007 to 2008, he served as Head of the Management Support Team at the Strategic Management Office, and he was Senior Vice President at the Management Support Team in 2006 and 2007.

Mr. Lee got his BA in Economics at the Kyungpook National University

AGENDA 2-3: APPOINTMENT OF MEMBERS OF AUDIT COMMITTEE

The Company's Audit Committee is a committee under Board of Directors that supervises and supports the management so that it may enhance the company's value to the maximum through auditing. Currently, Audit Committee consists of three members, all of whom are Independent Directors

Pursuant to Article 415-2 of the Commercial Code, Article 191-17 of the Securities and Exchange Law and Article 28-4 of the Articles of Incorporation of the Company, the BOD recommends the following candidates as member of the audit committee: Dr. Oh-Soo Park and Mr. Chae-Woong Lee. With Dr. Oh-Soo Park and Mr. Chae-Woong Lee joining Mr. Kap- Hyun Lee who is continuing his term, all three members of the Audit Committee will be Independent Directors.

The following is the biographical information for the nominees for the Members of Audit Committee. The Board recommends a vote "FOR" the election of the following nominees.



Dr. Oh-Soo Park
(New Nominee)

Date of Birth: December 24, 1952

Dr. Park has been Independent Director of Samsung Electronics since March 2006.

Dr. Park has been Professor of Seoul National University since 1988. He was Dean of Business School, Seoul National University from 2003 to 2005, and also has been Independent Director of Korean Air since 2001.

Dr. Park got his BA degree in Business Administration and MBA from Seoul National University, and holds a PhD degree in Business Administration from Penn State University.



Mr.Chae-Woong Lee
(Re-nominated)

Date of Birth: May 2, 1942

Mr. Chae-Woong Lee has been Independent Director of Samsung Electronics since March 2006.

He has been Economics Professor at SungKyunKwan University from 1982, and also has been Independent Director of Pusan Bank since 2004. He also has been President of Korean Economic Association since 2005.

Mr. Lee got his BA degree in Economics from Seoul National University, and holds MA and PhD in Economics from Southern Methodist University

AGENDA 3: APPROVAL OF THE LIMIT ON THE REMUNERATION FOR DIRECTORS

The remuneration to be paid to Directors during the 41st fiscal year is to be approved in accordance with Article 388 of the Commercial Code and Article 34 of the Articles of Incorporation. The proposed limit on the remuneration for the 41st fiscal year is KRW 55 billion, and the amount for the 40th fiscal year was KRW 35 billion. The actual amount paid during the 40th fiscal year was KRW 28.5 billion.

< Table of the limits on the remuneration for directors for the recent 4 years >

(KRW)	'06		'07		'08		'09
	Approved	Executed	Approved	Executed	Approved	Executed	To be approved
General Compensation	60 billion	25.9 billion	40 billion	24.5 billion	35 billion	28.5 billion	55 billion
Long-term Incentive	-	-	70 billion-	55.7 billion	-	-	-
Total	60 billion	25.9 billion	110 billion	80.2 billion	35 billion	28.5 billion	55 billion

Financial Statements for FY 2008

40th fiscal year (January 1, 2008 ~ December 31, 2008)
39th fiscal year (January 1, 2007 ~ December 31, 2007)

□ Summary of Balance Sheet

(Unit: Trillion Won, %)

Account Title	40h Period	39h Period	Change
Current Assets	**17.79**	**16.62**	**7%**
Cash & Cash Equivalents	5.67	6.89	Δ18%
Marketable Securities	0.98	0.92	6%
A/R	3.09	1.78	74%
Inventories	3.82	3.34	14%
Non Current Assets	**54.73**	**48.60**	**13%**
Investment	21.65	17.12	26%
PPE	31.25	29.78	5%
Intangible Assets	0.65	0.57	15%
Other Non Current Asset	1.17	1.14	3%
Total Assets	**72.52**	**65.23**	**11%**
Liabilities	**14.41**	**13.66**	**5%**
Debts	0.11	0.09	29%
Trade Accounts and N/P	2.39	1.94	23%
Other Accounts and N/P	3.79	2.96	28%
Accrued Expenses	4.17	4.07	2%
Income Tax Payable	0.41	1.11	Δ 63%
Shareholders' Equity	**58.11**	**51.56**	**13%**
Capital Stock	0.90	0.90	0%
Capital Surplus	6.59	6.58	0%
Capital Adjustments	Δ8.60	Δ8.75	2%
Accumulated Other Comprehensive Income	3.81	1.87	103%
Retained Earnings	55.42	50.96	9%
Total Liabilities & Shareholder's Equity	**72.52**	**65.23**	**11%**

☐ Summary of Income Statement

40th fiscal year (January 1, 2008 ~ December 31, 2008)
39th fiscal year (January 1, 2007 ~ December 31, 2007)

(Unit: Trillion Won, %)

Account Title	40h Period	39h Period	Change
Sales	**72.95**	**63.18**	**15%**
Domestic	13.56	12.13	12%
Export	59.40	51.04	16%
Cost of Goods Sold	**55.38**	**46.85**	**18%**
Gross Profit	**17.57**	**16.33**	**8%**
SG&A	**13.44**	**10.39**	**29%**
Wages	1.07	1.02	5%
Marketing Expenses	4.71	2.58	83%
R&D / Royalty Expenses	4.31	3.99	8%
Operating Profits	**4.13**	**5.94**	**Δ30%**
Non OP Income & Expenses	**1.77**	**2.69**	**Δ34%**
F/X Gain (or Loss)	Δ0.51	Δ0.11	371%
Gain (or Loss) on Equity Investment	1.79	2.36	Δ24%
Ordinary Profits	**5.91**	**8.63**	**Δ32%**
Income before Income Taxes	**5.91**	**8.63**	**Δ32%**
Income Taxes	0.38	1.21	Δ68%
Net Income	**5.53**	**7.43**	**Δ26%**

□ Cash Flow Statement

[40th fiscal year (January 1, 2008 ~ December 31, 2008)
39th fiscal year (January 1, 2007 ~ December 31, 2007)

(Unit: Trillion Won)

Account Title	Current Period (40th)		Previous Period (39th)	
Cash flow from Operating Activities				
- Net Income	5.53		7.43	
- Depreciation & amortization	7.62		7.06	
- Gain on valuation on investments using the equity method	△1.79		△2.36	
Net Cash Provided by Operating Activities		10.86		13.40
Cash flow from Investing Activities				
- Acquisition of property, plant & equipment	△9.49		△8.47	
Net Cash Used in Investing Activities		△11.01		△9.43
Cash flow from Financing Activities				
- Repayment of current portion of long-term debt	△0.01		-	
- Payment of dividends	△1.17		△0.82	
- Acquisition of treasury stock	-		△1.83	
- Exercise of stock options	0.17		0.12	
Net Cash Used in Financing Activities		△1.01		△2.53
Net Increase/Decrease in Cash & Cash Equivalents		△1.16		1.44
Cash at Beginning of the Year		7.81		6.37
Cash at End of the Year		6.65		7.81